

May 2, 2013

<u>Via E-mail</u>
Gold Resource Corporation
William W. Reid
Chief Executive Officer
2886 Carriage Manor Point
Colorado Springs, Colorado 80906

> **Re:** **Gold Resource Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-34857**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Total Cash Cost per Gold Equivalent Ounce, page 31

1. We note your disclosure on page 32 that from your total fiscal 2012 production of 90,432 gold equivalent ounces, the buyer (smelter) deducted approximately 9,078 gold equivalent ounces for concentrate processing deductions and approximately 1,400 gold equivalent ounces as a result of a settlement agreement. Please advise us of the following:

   - Further explain to us what the deduction of 9,078 gold equivalent ounces represents, and explain to us how you arrive at this deduction based on your underlying contracts with the buyer (smelter);

- Tell us whether the buyer (smelter) deductions represent the "metals payable fee" that is deducted from revenue (page 53) and, if so, quantify for us the amount assigned to the total deducted gold equivalent ounces in fiscal 2011 and 2012 and tell us how you arrived at this amount based on the underlying metal prices.

- Tell us whether the cost assigned to the total deducted gold equivalent ounces is included in your calculation of cash cost per gold equivalent ounce and, if not, tell us why these costs are excluded.

Item 8. Financial Statements and Supplementary Data, page 41

2.   We note that you have recorded increasing revenue over the past three years and have also recognized net income in each of the past two years. We further note the disclosures throughout your Form 10-K in which you indicate that you have reached commercial production in July 2010, as well as the statements on your website that your "El Aguila Project commenced commercial production July 1, 2010" and you are "focused on production and pursing development…" Since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7, you continue be in the exploration stage and thus are an exploration stage company. In addition, your current presentation of income earned during the exploration stage as revenue with corresponding mine cost of sales and mine gross profit depicts your exploration stage operations as being in the production stage. This presentation creates a presumption that you have established proven and probable reserves and as a result any prior income earned from your exploration activities is indicative of continued future income. Please amend your Form 10-K to make the following revisions:

- Given that you are not in either the production or development stage, please remove all references to commencing production, commercial production or development throughout your Form 10-K that may give the impression that you have reached either the development or production stage. Alternatively, define for us your use of production and commercial production throughout your filings, explain to us the basis for your conclusion that you have reached commercial production and tell us why you believe that the inclusion of these references is appropriate.

- Revise all references to "sales of metals concentrate, net" or "revenue" in your filing to instead label as "income earned from exploration activities."

- Revise your consolidated statement of operations to present an unclassified income statement that does not include mine cost of sales or mine gross profit.

Consolidated Statements of Cash Flows, page 49

3.　　We note that you classify your purchases of gold and silver bullion, and the proceeds you receive from conversion of gold and silver bullion as investing activities. We further note on page 51 and 56 that you purchase gold and silver bullion in order to diversify your treasury and provide for an alternative form of payment for dividends. Please explain to us why you believe that your purchases of gold and silver bullion, and the proceeds from conversion of gold and silver bullion represent investing activities.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 50

Production Costs

4.　　Please tell us the types of costs that are currently included in your production costs line item and confirm to us that you will clearly disclose this information in future filings.

Revenue Recognition, page 52

5.　　We note your disclosure that the metals payable fee charged by the smelter is deducted from revenue. Please confirm to us that in future filings you will quantify both the gold equivalent ounces deducted by the buyer (smelter) for each period presented and the dollar amount assigned to the deducted gold equivalent ounces or, alternatively, explain to us why you believe that such disclosure is not necessary.

6.　　We note your disclosure on page 53 that sales to your buyer are recorded net of charges for treatment, refining, smelting losses and "other charges negotiated by the Company with the buyer." Please describe to us the nature of these other charges and quantify the amount of such charges incurred for each period presented. Also tell us whether such other charges are included in the smelter refining fees, treatment charges and penalties of $16.9 million (2012), $11.4 million (2011) and $0.6 million (2010) that are presented at the top of page 64.

Exhibit 23, Consent of Independent Registered Public Accounting Firm

7.　　We note that the auditor's consent refers to an audit report dated March 13, 2013 with respect to the financial statements for the years ended December 31, 2011 and 2012. However, we note that the auditor's report on page 43 of Form 10-K is dated March 18, 2013. Please amend your Form 10-K to include an updated consent that refers to the actual report date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining